UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-38764

APTORUM GROUP LIMITED

17 Hanover Square

London W1S 1BN, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

As previously disclosed on Aptorum Group Limited’s (the “Company”) Form 6-K filed on December 9, 2022, the Company entered into a Securities Purchase Agreement (the “Agreement”) with Aenco Technologies Ltd (“Note holder”), a Cayman Islands company that is indirectly 34.56% effectively owned by our non-executive director and major shareholder, Ian Huen. Pursuant to the Agreement, the Note holder is purchasing a convertible note in the original principal amount of $3,000,000 (the “Note”). The Note is unsecured, convertible into the Company’s restricted Class A Ordinary Shares, par value $1.00 per share (the “Ordinary Shares”) at the Note holder option. The Notes will have a maturity date of 12 months subject to the Note holder’s extension, a bullet interest rate of 7% per annum, and a conversion price of $1.20 per Class A Ordinary share (the “Note Offering”).

On December 16, 2022, the transaction contemplated by the Agreement closed since all the closing conditions of the Agreement have been satisfied. The Company issued the Note to the Note holder pursuant to the Agreement and received net proceeds of $3,000,000.

On December 16, 2022, the Company issued a press release (the “Press Release”) announcing the entry into the Agreement. A copy of the Press Release is attached hereto as Exhibit 99.1.

The issuance and sale of the Note is exempted from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Regulation D and/or Regulation S promulgated thereunder and will be issued as restricted securities.

The information in this Form 6-K, including the exhibits shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Number 333-232591) and Form F-3 (Registration Number 333-235819) and into each prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aptorum Group Limited

Date: December 16, 2022	By:	/s/ Darren Lui
		Name:	Darren Lui
		Title:	Chief Executive Officer

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